PRESIDENT’S LETTER

October 16, 2014

Dear Fellow Owners:

Our results continue to disappoint despite the fact that this was the 51st consecutive year of profitable operations. The decline in traffic at Bowl America centers has not yet recovered from the most recent business recession. You have perhaps noticed in the news the pattern is the same for golf rounds played, movie attendance and even some football stadiums. People simply have more choices for recreation and for shrinking budgets.

I continue to feel that bowling has an important role to play in our recreation future because:

1)

Bowling is the most gender neutral major popular pastime. Recently a local sportscaster was applauded by his co-host for being the highest scorer in the station’s office bowling tournament. Intrigued, I observed scores the next day when I went to Shirley Bowl for lunch. Two of the women bowlers had bowled higher scores than the famous sportscaster. Oh! Did I mention the ladies had bowled in a senior league?

2)	Bowling is safer and more age inclusive than almost any sport. Just read the sports and medical sections of your local paper.

3)	Our game is economical. The price of a game bowled at Bowl America actually declined in the last year.

4)	Bowling is an important contributor to what Robert Putnam, in his book Bowling Alone, called social capital.

In addition to the process of creating and managing leagues, bowling allowed people to join in a common purpose. Putnam, a noted Harvard professor, said that the interaction created by bowling leagues (and by Boy Scouts and PTAs) extended to cooperation beyond the actual events. Putnam also noted that the people who reverse the process of retreating from communal activities have a lower mortality rate. This enabled me to create a new slogan. “Bowl Together! Live Longer! Join a Bowl America League Before It’s Too Late.”

5)	It’s great fun.

It remains for us to do a better job of taking advantage of the strengths of our game to improve our financial results.

Regards,

Leslie H. Goldberg, President

Bowl America values its long-term associations with family and employees. Earlier this year two of those associations changed.

In June, Stanley Katzman, a member of our Board since 1997, lost his fight with cancer. Stan was the third member of his family to serve on our Board, following his father, Dr. Howard Katzman, who had followed his brother Dr. Sollie Katzman, one of the four founders of Bowl America. Stan’s involvement carried on the family’s unwavering commitment to the Company.

We have been able to maintain our connection with the Katzman family as Nancy Hull, Stan’s niece and a business owner joined the Board this year.

In August, Don Armel, our Director of Operations retired after 40 years of service to our Company. Don began with Bowl America at the control counter in Manassas. He gained knowledge and experience which he shared with many employees over the years as he was given increasing responsibilities moving from Assistant Manager to Manager, then Regional Manager and, since 2008, Director of Operations. We appreciate his dedication and contributions to the Company and wish him well.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

    This Annual Report of Form 10-K contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business, our sales and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve risks, uncertainties and other factors that are in some cases beyond our control. The forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof. We are under no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

OVERVIEW

    The Company is in the entertainment business which, by its nature, has ups and downs based on consumer tastes and whims. Generally, promotional and open play bowling, which depends on the public’s discretionary budget dollars and their choices, accounts for more than half of our business. An unstable economy can lead many to participate in entertainment that is close to home and relatively inexpensive. Bowling has those advantages. However, the longer the economy remains unstable, the less willing people are to spend on other than necessities. Current economic conditions continue to create challenges, but our response is helped by having the resources to be able to promote the sport. Weather is also a factor, especially for casual bowlers. While extreme heat or rainy weather prompt people to look for indoor activities, heavy snow storms can keep customers from reaching the centers. Postponed league games are made up later in the season, but lost open play income is never recovered.

LIQUIDITY AND CAPITAL RESOURCES

    The Company views a strong financial position as a major benefit to shareholders and emphasizes payment of dividends as part of its financial plan. A portion of earnings has consistently been invested to create a reserve to protect the Company during downturns in business, to capitalize on opportunities for expansion and modernization and to provide a secure source of income. For these reasons, the Company prefers a conservative approach to investing rather than taking greater risk for possible rapid growth. The Company balances market volatility by using both fixed income and equity investments in managing its reserve funds. Any equity security is subject to price fluctuation, however, the stocks held by the Company have relatively low volatility. The Company has long been invested in a Government National Mortgage Association (“Ginnie Mae”) fund and domestically domiciled stocks with the perceived potential of appreciation, primarily telecommunications stocks. This diversity also provides a measure of safety of principal.

     During the year ended June 29, 2014, the Company purchased 5,000 shares of Verizon for $251,600 and received a special dividend from Vodafone consisting of 3,120 shares of Verizon valued at $150,000 and cash of $58,000. The Company’s holdings in LSI were purchased by Anago in a mandatory conversion to cash, resulting in a gain of $281. The remainder of common stocks in our portfolio have come from spin-offs, mergers and acquisitions of AT&T and United Telecommunications (now Sprint) purchased in 1979 and 1984 and one insurance company acquired at no cost when that company demutualized. While not all stocks in the portfolio are domestic American companies any longer, since the original purchases at an approximate cost of $630,000, we have received approximately $967,000 from mergers and sales and over $3,900,000 in dividends, the majority of which are tax favored in the form of exclusion from federal taxable income. These marketable securities are carried at their fair value on the last day of the year. The value of the securities on June 29, 2014 was approximately $5.4 million. The value of securities held at June 30, 2013 was approximately $5.0 million.

     The Company’s original investment in the Vanguard GNMA bond fund began in 1988 with purchases of shares in the fund totaling approximately $1,400,000. Except for a one time sale of approximately $666,000 in 1991, all earnings have been reinvested. The fund is carried at fair value on the last day of the reporting period. At June 29, 2014, the value was approximately $3,605,000.

     Short-term investments consisting mainly of Certificates of Deposits, and cash and cash equivalents totaled $2,295,000 at the end of fiscal 2014 compared to $4,388,000 at the end of fiscal 2013.

    The Company's position in all the above investments is a source of expansion capital. Potential volatility in the trading prices of the marketable securities held by the Company could impact the Company’s opportunities for expansion. The Board of Directors reviews the portfolio weekly and any use of this reserve at its quarterly meetings. The Company has made no application for third party funding as cash and cash flows are currently sufficient to finance all contemplated purchases and to meet short-term purchase commitments and operating lease commitments.

     The Company sold its Winter Park, Florida center, which had been operating with a negative cash flow, for $2,850,000 in May 2013. The gain on the sale, which included the land, building and equipment, was $2,768,000.

     Cash flow provided by operating activities for the year ended June 29, 2014, was $2,053,000. Equipment purchases during fiscal year 2014 used approximately $261,000. Proceeds from Ginnie Mae dividends totaling approximately $91,600 in fiscal year 2014 were used to purchase additional shares in the fund. Short-term cash was used to meet the balance of $3,406,000 required to pay regular dividends during the fiscal year.

    The Company paid cash dividends totaling approximately $3.4 million, or $.66 per share, to shareholders during the 2014 fiscal year, making this the forty-second consecutive year of increased regular dividends per share. In June 2014, the Company declared a quarterly $.17 per share dividend, paid in August 2014. The economic climate is part of the consideration at the Directors quarterly reviews of future estimates of cash flows. The Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of opportunities at such time.

RESULTS OF OPERATIONS

    The following table sets forth the items in our consolidated summary of operations for the fiscal years ended June 29, 2014 and June 30, 2013, respectively, and the dollar and percentage changes therein.

	Fifty-two weeks ended
	June 29, 2014 and June 30, 2013
	Dollars in thousands
	2014	2013	Change	% Change
Operating Revenues:
Bowling and other	$16,094	$16,914	$(820)	(4.8)%
Food, beverage & merchandise sales	6,686	6,943	(257)	(3.7)
	22,780	23,857	(1,077)	(4.5)
Operating Expenses:
Compensation & benefits	11,124	11,631	(507)	(4.4)
Cost of bowling & other	6,110	6,096	14	.2
Cost of food, beverage & merchandise sales	2,062	2,021	41	2.0
Depreciation & amortization	1,323	1,422	(99)	(7.0)
General & administrative	963	926	37	4.0
	21,582	22,096	(514)	(2.3)
Gain on sales of assets	9	1	8	800.0
Operating income from continuing operations	1,207	1,762	(555)	(31.5)
Interest & dividend income	663	435	228	52.4
Earnings from continuing operations before taxes	1,870	2,197	(327)	(14.9)
Income taxes	497	711	(214)	(30.1)
Earnings from continuing operations	1,373	1,486	(113)	(7.6)
(Loss) gain from discontinued operations net of tax	(3)	1,669	(1,672)	(100.2)
Net Earnings	$1,370	$3,155	$(1,785)	(56.6)

The following table sets forth the items in our consolidated summary of operations for the fiscal fourth quarters ended June 29, 2014 and June 30, 2013, respectively, and the dollar and percentage changes therein.

	Thirteen weeks ended
	June 29, 2014 and June 30, 2013
	Dollars in thousands
	2014	2013	Change	% Change
Operating Revenues:
Bowling and other	$3,315	$3,518	$(203)	(5.8)%
Food, beverage & merchandise sales	1,441	1,460	(19)	(1.3)
	4,756	4,978	(222)	(4.5)
Operating Expenses:
Compensation & benefits	2,697	2,941	(244)	(8.3)
Cost of bowling & other	1,316	1,405	(89)	(6.3)
Cost of food, beverage & merchandise sales	479	451	28	6.2
Depreciation & amortization	273	280	(7)	(2.5)
General & administrative	300	219	81	37.0
	5,065	5,296	(231)	(4.4)
Gain on sales of assets	9	1	8	800.0
Operating income from continuing operations	(300)	(317)	17	5.4
Interest & dividend income	102	87	15	17.2
Earnings from continuing operations before taxes	(198)	(230)	32	13.9
Income taxes	(227)	(138)	(89)	(64.5)
Earnings from continuing operations	29	(92)	121	131.5
(Loss) gain from discontinued operations net of tax	(1)	1,704	(1,705)	(100.1)
Net Earnings	$28	$1,612	$(1,584)	(98.3)

As noted above, the Bowl America Winter Park location was sold in May 2013, and its operations for the periods above have been shown separately under (Loss) gain from discontinued operations, net of tax. The information included in Operating Revenues and Operating Expenses below relates to the eighteen centers that were in operation for the fiscal years ended 2014 and 2013. Fiscal 2014 and fiscal 2013 each consisted of 52 weeks.

Operating Revenues

   Total operating revenue decreased 4.8%, or $1,077,000, to $22.8 million in fiscal 2014 compared to a decrease of 2.0%, or $486,000, to $23.9 million in fiscal 2013. Bowling and other revenue decreased $820,000 in fiscal 2014 versus a decrease of $228,000 in fiscal 2013. Food, beverage and merchandise sales decreased $257,000 in fiscal 2014 and $258,000 in fiscal 2013.

Management believes that winter weather primarily in the third quarter of fiscal year 2014 resulted in the loss of open play business. Mild winter weather in fiscal 2013 caused few cancellations. Promotional pricing throughout the current year also depressed bowling revenue. Management also believes that the fragile economic recovery has adversely affected customers’ appetites for recreational spending for both league and open play games. The Company continues to review and adjust its budget in light of the current economic conditions.

Operating Expenses

    As discussed in more detail below, total operating expenses decreased 2.3%, or $514,000, in fiscal year 2014 versus a decrease of 2.8%, or $647,000 in fiscal 2013. Costs for employee compensation and benefits were down 4.4% or $507,000 in fiscal 2014 versus a decrease of 1.6% or $187,000 in fiscal 2013. The Company continued to make scheduling adjustments resulting in a decrease in compensation. In addition, group health insurance costs declined primarily due to lower premiums and fewer participants. This category includes contributions to our two benefit plans, both of which are defined contribution plans. The contributions, which can only be made from profits, decreased for fiscal year 2014 by $151,500. The contributions for fiscal 2013 included a portion of the gain on the sale of the Winter Park location. There is no additional obligation beyond the current year contribution.

    Cost of bowling and other services increased $14,000 or 0.2% in the year ended June 29, 2014 versus a decrease of $367,000 or 5.7% in the prior fiscal year. Maintenance expense rose 26.2% or $198,000 in fiscal year 2014 and declined 8.0% or $65,000 in the prior year. In fiscal 2014 the Company spent approximately $100,000 more in snow removal than in the prior year. Utility costs increased 2.9% in fiscal 2014 versus a decrease of 6% in fiscal 2013. Heating expense during the colder than usual winter months was the primary reason for the increase in fiscal 2014. Energy management and lower electric costs were primarily responsible for the decrease in fiscal year 2013. Supplies expense declined 5.9% in fiscal 2014 and was flat in fiscal 2013. Advertising costs decreased 2.4% in fiscal 2014 and 27% in the prior year period. Both years included updating interiors at several locations.

    Cost of food, beverage and merchandise sales increased $41,000 or 2% in fiscal 2014, primarily the result of higher merchandise sales, and decreased $52,000 or 3% in fiscal 2013, primarily due to lower food and beverage sales.

    Depreciation expenses decreased approximately $99,000 or 7% in fiscal 2014 as several large assets became fully depreciated and decreased $35,000 or 2.0% in fiscal year 2013.

    Operating income from continuing operations decreased 31.5% or $555,000 to $1.2 million in fiscal year 2014 from $1.8 million in fiscal 2013.

Interest and Dividend Income

    Interest and dividend income increased $228,000 or 52.4% in fiscal 2014 primarily due to the special Vodafone dividend mentioned above and increased holdings in Verizon. The same category declined 13% or $65,000 in fiscal 2013 due to lower balances and lower average interest rates on investments.

Income taxes

    Effective income tax rates on continuing operations for the Company were 26.6% for fiscal 2014 and 32.4% for fiscal 2013, the difference from statutory rates is primarily due to the partial exclusion of dividends received on investments which, in fiscal 2014 was a higher portion of income than in the prior year.

Net Earnings

    Net earnings from continuing operations in fiscal 2014 were $1.4 million, or $.27 per share, compared to $1.5 million, or $.29 per share in fiscal 2013.

(Loss) gain from discontinued operations – net of tax

     Fiscal 2014 included a net of tax loss of $2,774 from the discontinued Winter Park, Florida location. Income from discontinued operations, net of tax in fiscal year 2013 was $1,669,449.

CRITICAL ACCOUNTING POLICIES

    We have identified accounting for marketable investment securities as a critical accounting policy due to the significance of the amounts included in our balance sheet. The Company exercises judgment in determining the classification of its investment securities as available-for-sale and in determining their fair value. The Company records these investments at their fair value based on quoted market prices with the unrealized gain or loss recorded in accumulated other comprehensive income, a component of stockholders' equity, net of deferred taxes. Additionally, from time to time the Company must assess whether write-downs are necessary for other than temporary declines in value.

    We have identified accounting for the impairment of long-lived assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment. The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated undiscounted future cash flows are less than the carrying amount. There were no impairment losses recorded in fiscal 2014 or 2013.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

	For the Years Ended
	June 29,	June 30,	July 1,	July 3,	June 27,
	2014	2013	2012	2011	2010
Operating revenues	$22,780,017	$23,857,281	$24,343,024	$26,154,437	$26,736,430
Operating expenses	21,581,531	22,095,866	22,742,905	24,235,601	24,305,530
Gain (loss) on sale of land, building and
equipment	8,820	980	25,924	14,187	41,427
Interest, dividend and other income	662,693	435,141	499,873	579,960	529,845
Earnings from continuing operations before provision for income taxes	1,869,999	2,197,536	2,125,916	2,512,983	3,002,172
Provision for income taxes	496,831	711,763	626,677	866,619	1,062,926
Earnings from continuing operations	$1,373,168	$1,485,773	$1,499,239	$1,646,364	$1,939,246
(Loss) gain from discontinued operations - net of tax	(2,774)	1,669,449	(74,398)	(89,435)	(88,534)
Net Earnings	$1,370,394	$3,155,222	$1,424,841	$1,556,929	$1,850,712

Weighted average shares outstanding- Basic & Diluted	5,160,971	5,151,784	5,151,471	5,147,117	5,141,102

Earnings per share-Basic & diluted
Continuing operations	$.27	$.29	$.29	$.32	$.38
Discontinued operations	.00	.32	(.01)	(.02)	(.02)
Net earnings per share-Basic & diluted	$.27	$.61	$.28	$.30	$.36

Net cash provided by operating activities	$2,053,510	$2,206,533	$2,769,286	$3,529,193	$2,944,882

Cash dividends paid	$3,406,243	$5,949,951	$3,296,942	$3,242,593	$3,187,444
Cash dividends paid Per share - Class A	$0.66	$1.155	$0.64	$0.63	$0.62
- Class B	$0.66	$1.155	$0.64	$0.63	$0.62

Total assets	$34,363,780	$36,725,050	$39,368,174	$40,917,762	$41,410,343

Stockholders' equity	$28,978,731	$31,031,801	$33,685,154	$35,301,391	$36,403,807

Net book value per share	$5.61	$6.01	$6.54	$6.85	$7.07

Net earnings as a % of beginning stockholders' equity	4.4%	9.4%	4.0%	4.3%	4.9%

Lanes in operation	726	726	756	756	756
Centers in operation	18	18	19	19	19

Market Information

         The principal market on which the Company's Class A Common Stock is traded is the NYSE MKT. The Company's Class B Common Stock is not listed on any exchange and is not publicly traded. Each share of Class B Common Stock can be converted to one share of Class A Common Stock at any time.

         The table below presents the high and low sales price of the Company's Class A Common Stock in each quarter of fiscal years 2014 and 2013.

2014	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

High	$14.35	$15.34	$15.50	$15.50
Low	$13.01	$13.55	$13.65	$14.04

2013	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

High	$13.50	$13.24	$13.61	$13.25
Low	$11.84	$11.60	$12.00	$12.32

 Holders

      As of July 15, 2014, the approximate number of holders of record of the Company's Class A Common Stock was 304 and of the Company's Class B Common Stock was 22.

 Cash Dividends

      The table below presents the quarterly cash dividends per share of Class A Common Stock and Class B Common Stock paid, and the quarter in which the payment was made during fiscal 2014 and 2013.

Class A Common Stock
Quarter	2014	2013

First	16.5 cents	16 cents
Second	16.5 cents	83 cents
Third	16.5 cents	0 cents
Fourth	16.5 cents	16.5 cents

Class B Common Stock
Quarter	2014	2013

First	16.5 cents	16 cents
Second	16.5 cents	83 cents
Third	16.5 cents	0 cents
Fourth	16.5 cents	16.5 cents

       The Board of Directors decides the amount and timing of any dividend at its quarterly meetings based on its appraisal of the state of the business, the economic climate and estimate of future opportunities at such time.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	June 29,	June 30,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$842,114	$3,437,780
Short-term investments (Note 3)	1,453,326	949,815
Inventories	520,355	519,179
Prepaid expenses and other	610,416	563,591
Income taxes refundable	312,856	58,129
Current deferred income taxes (Note 7)	-	6,658
TOTAL CURRENT ASSETS	3,739,067	5,535,152
LAND, BUILDINGS & EQUIPMENT, net (Note 4)	20,887,127	21,979,489
OTHER ASSETS:
Marketable investment securities (Note 3)	8,979,499	8,477,227
Cash surrender value-life insurance	677,922	648,717
Other	80,165	84,465
TOTAL OTHER ASSETS	9,737,586	9,210,409
TOTAL ASSETS	$34,363,780	$36,725,050

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$681,509	$694,454
Accrued expenses	1,091,098	1,045,645
Dividends payable	877,365	851,561
Other current liabilities	308,068	311,284
Income taxes payable	-	151,227
Current deferred income taxes (Note 7)	24,705	-
TOTAL CURRENT LIABILITIES	2,982,745	3,054,171
LONG-TERM DEFERRED COMPENSATION	34,088	39,194
NONCURRENT DEFERRED INCOME TAXES (Note 7)	2,368,216	2,599,884
TOTAL LIABILITIES	5,385,049	5,693,249

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (Note 8)
Preferred stock, par value $10 a share:
Authorized and unissued, 2,000,000 shares	-	-
Common stock, par value $.10 a share:
Authorized, 10,000,000 shares
Class A issued and outstanding 3,746,454	374,645	374,645
Class B issued and outstanding 1,414,517	141,452	141,452
Additional paid-in capital	7,849,814	7,849,814
Accumulated other comprehensive earnings- Unrealized gain on available-for-sale securities, net of tax	2,592,603	2,584,020
Retained earnings	18,020,217	20,081,870
TOTAL STOCKHOLDERS'EQUITY	28,978,731	31,031,801

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	$34,363,780	$36,725,050

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

  BOWL AMERICA INCORPORATED AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

	For the Years Ended
	June 29,	June 30,
	2014	2013
Operating Revenues:
Bowling and other	$16,094,493	$16,914,493
Food, beverage and merchandise sales	6,685,524	6,942,788
Total Operating Revenue	22,780,017	23,857,281

Operating Expenses:
Employee compensation and benefits	11,124,100	11,630,598
Cost of bowling and other services	6,109,533	6,096,111
Cost of food, beverage and merchandise sales	2,062,262	2,021,532
Depreciation and amortization	1,323,276	1,421,616
General and administrative	962,360	926,009
Total Operating Expense	21,581,531	22,095,866
Gain on sale of land, buildings and equipment	8,820	980
Operating Income	1,207,306	1,762,395
Interest, dividend and other income	662,693	435,141

Earnings from continuing operations before provision for income taxes	1,869,999	2,197,536
Provision for income taxes from continuing Operations (Note 7)
Current	723,999	888,027
Deferred	(227,168)	(176,264)
	496,831	711,763
Earnings from continuing operations	$1,373,168	$1,485,773
(Loss) gain from discontinued operations, net of tax (Note 10)	(2,774)	1,669,449
Net Earnings	1,370,394	3,155,222
Earnings per share-basic & diluted
Continuing operations	$.27	$.29
Discontinued operations	.00	.32
Net Earnings	.27	.61

Weighted average shares outstanding	5,160,971	5,151,784

Dividends paid	$3,406,243	$5,949,951

Per share, dividends paid, Class A	$0.66	$1.155

Per share, dividends paid, Class B	$0.66	$1.155

Net Earnings	$1,370,394	$3,155,222
Other comprehensive earnings- net of tax
Unrealized gain on available-for–sale securities net of tax of $4,666 and $27,800	7,578	45,202
Comprehensive earnings	$1,377,972	$3,200,424

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK					Accumulated
	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Other Comprehensive Earnings	Retained Earnings
Balance, July 1, 2012	3,683,009	$368,301	1,468,462	$146,846	$7,727,264	$2,538,818	$22,903,925
Conversion of shares - Class B to Class A	53,945	5,394	(53,945)	(5,394)	-	-	-
Cash dividends paid	-	-	-	-	-	-	(5,125,716)
Shares issued for ESOP	9,500	950	-	-	122,550	-	-
Accrued dividends declared June 18, 2013 payable August 7, 2013	-	-	-	-	-	-	(851,561)
Change in unrealized gain on available-for- sale securities (shown net of tax)	-	-	-	-	-	45,202	-
Net earnings for the year	-	-	-	-	-	-	3,155,222
Balance, June 30, 2013	3,746,454	$374,645	1,414,517	$141,452	$7,849,814	$2,584,020	$20,081,870
Cash dividends paid	-	-	-	-	-	-	(2,554,682)
Accrued dividends declared June 17, 2014, payable August 15, 2014	-	-	-	-	-	-	(877,365)
Change in unrealized gain on available-for-sale securities (shown net of tax)	-	-	-	-	-	7,578	-
Reclassification adjustment for loss included in net income, net of tax	-	-	-	-	-	1,005	-
Net earnings for the year	-	-	-	-	-	-	1,370,394
Balance, June 29, 2014	3,746,454	$374,645	1,414,517	$141,452	$7,849,814	$2,592,603	$18,020,217

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 29,	June 30,
	2014	2013
Cash Flows From Operating Activities
Net earnings	$1,370,394	$3,155,222
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization (including discontinued operations)	1,323,276	1,426,175
Decrease in deferred income tax	(205,590)	(226,563)
Gain on disposition of assets-net	(8,820)	(2,769,046)
Gain on sale of available-for-sale securities	(281)
Stock issuance – ESOP plan	-	123,500
Changes in assets and liabilities
(Increase) decrease in inventories	(1,176)	16,233
(Increase) decrease in prepaid and other	(46,825)	50,300
(Increase) decrease in income taxes refundable	(254,727)	255,389
(Decrease) increase in income taxes payable	(151,227)	151,227
Decrease in other long-term assets	4,300	315
Decrease in accounts payable	(12,945)	(27,926)
Increase in accrued expenses	45,453	41,424
(Decrease) increase in other current liabilities	(3,216)	15,306
Decrease in long-term deferred compensation	(5,106)	(5,023)

Net cash provided by operating activities	2,053,510	2,206,533

Cash Flows From Investing Activities
Expenditures for land, building and equipment	(260,794)	(770,342)
Sale of assets	38,700	2,852,250
Net (purchases) sales and maturities of short-term investments	(503,511)	2,913,906
Purchases of marketable securities	(493,419)	(117,545)
Proceeds from sale of marketable securities	5,296	-
Increase in cash surrender value	(29,205)	(29,093)

Net cash (used in) provided by investing activities	(1,242,933)	4,849,176

Cash Flows From Financing Activities
Payment of cash dividends	(3,406,243)	(5,949,951)

Net cash used in financing activities	(3,406,243)	(5,949,951)

Net (Decrease) increase in Cash and Equivalents	(2,595,666)	1,105,758

Cash and Equivalents, Beginning of period	3,437,780	2,332,022

Cash and Equivalents, End of period	$842,114	$3,437,780

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:
Income taxes	$1,044,000	$1,555,930

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

    Bowl America Incorporated is engaged in the operation of 18 bowling centers, with food and beverage service in each center. Ten centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 18 centers contain a total of 726 lanes. The Company operates in one segment.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year

    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2014 ended June 29, 2014, and fiscal year 2013 ended June 30, 2013. Both years consisted of 52 weeks.

Subsequent Events

    The Company has evaluated subsequent events through the date of filing these financial statements with the Securities and Exchange Commission on September 25, 2014.

Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the deferred compensation liability for executives and key employees including survivor benefits, depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.

Revenue Recognition

    The Company records revenue for fees charged for use of bowling lanes and other facilities at the time the services are provided. Food, beverage and merchandise sales are recorded as revenue at the time the product is given to the customer.

Depreciation and Amortization

    Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method. Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

Bowling lanes and equipment	3-10 years
Building and building improvements	10-39 years
Leasehold improvements	5-15 years
Amusement games	3-5 years

Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

    The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends

    It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense

    It is the Company's policy to expense advertising expenditures as they are incurred. The Company's advertising expenses for the years ending June 29, 2014, and June 30, 2013, were $433,525 and $449,710, respectively.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes

    Deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities

    All of the Company's readily marketable debt and equity securities are classified as available-for-sale. Accordingly, these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized. Realized gains or losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share

    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,160,971, and 5,151,784, for fiscal years 2014 and 2013, respectively.

Comprehensive Earnings

    A consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for the years ended June 29, 2014 and June 30, 2013.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers money market funds and certificates of deposits, with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts which may exceed federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities

    Other current liabilities include prize fund monies held by the Company for bowling leagues. The funds are returned to the leagues at the end of the league bowling season. At June 29, 2014 and June 30, 2013 other current liabilities included $291,688 and $289,521, respectively, in prize fund monies.

Reclassifications

    Certain previous year amounts have been reclassified to conform with the current year presentation.

Recently adopted accounting guidance

    In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, repurchase agreements, and securities lending arrangements that are either offset or subject to an enforceable master netting arrangement, or similar agreements. We adopted this new guidance beginning July 1, 2013. Adoption of this new guidance did not have a significant effect on the Company’s financial statements.

    In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of Accumulated Other Comprehensive Earnings (AOCE). This new guidance requires entities to present (either on the face of the Statement of Earnings and Comprehensive Earnings or in the notes to financial statements) the effects on the line items of the Statement of Earnings and Comprehensive Earnings for amounts reclassified out of AOCE. We adopted this new guidance beginning July 1, 2013. Adoption of this new guidance did not have a significant effect on the Company’s financial statements.

Recent accounting guidance not yet adopted

    In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard will be effective for the Company beginning July 1, 2017 and early adoption is not permitted. We are currently evaluating the impact this standard will have on our consolidated financial statements.

2. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consisted of the following:

	June 29, 2014	June 30, 2013

Demand deposits and cash on hand	$634,923	$2,216,729
Money market funds	207,191	1,221,051
	$842,114	$3,437,780

     The account balances at times exceed federally insured limits. The Company does not believe this poses any significant risk.

3. INVESTMENTS

     The Company’s marketable securities are categorized as available-for-sale securities. The cost for marketable securities was determined using the specific identification method. The fair values of marketable securities are based on the quoted market price for those securities. Short-term investments consist of certificates of deposits with maturities of generally three months to one year. At June 29, 2014, the fair value of short-term investments was $1,453,326. At June 30, 2013, the fair value of short-term investments was $949,815. Non-current investments are marketable securities which primarily consist of telecommunications stocks and a mutual fund that invests in mortgage backed securities. Unrealized gains and losses are reported as a component of accumulated other comprehensive earnings in Stockholders’ Equity.

   As of June 29, 2014, the Company had $100,125 of gross unrealized gains from its investments in federal agency mortgage backed securities which had a fair value of $3,605,513. As of June 30, 2013, $16,925 in gross unrealized gains were from its investments in federal agency mortgage backed securities which had a fair value of $3,430,670. The Company’s investments were as follows:

	Original	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value
June 29, 2014
Equity securities	$1,285,759	$4,089,398	$(1,171)	$5,373,986

Mutual fund	3,505,388	100,125	-	3,605,513

Certificates of deposits	1,453,326	-	-	1,453,326

June 30, 2013
Equity securities	$888,998	$4,159,182	$(1,623)	$5,046,557

Mutual fund	3,413,745	16,925	-	3,430,670

Certificates of deposits	949,815	-	-	949,815

     During fiscal 2014 and fiscal 2013, the Company had certain equity securities with cumulative unrealized losses of $1,171 and $1,623 respectively. Management believes the unrealized losses are temporary and the Company has the ability and intent to hold these securities long enough to recover its investment.

June 29,	Less than 12 months		12 Months or greater		Total
2014	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	loss	Value	loss	Value	loss
Equity securities
	$4,674	$(1,171)	$-	$-	$4,674	$(1,171)

June 30,	Less than 12 months		12 Months or greater		Total
2013	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	loss	Value	loss	Value	loss
Equity securities
	$-	$-	$3,392	$(1,623)	$3,392	$(1,623)

  The equity securities portfolio includes the following stocks:

82,112	shares of AT&T	4,398	shares of CenturyLink
4,508	shares of Frontier Communications	774	shares of Teradata
412	shares of DexMedia	774	shares of NCR
40,000	shares of Sprint Nextel	31,904	shares of Verizon
6,471	shares of Vodafone	4,079	shares of Windstream
2,520	shares of Manulife

     During the year ended June 29, 2014, the Company purchased 5,000 shares of Verizon. In addition the Company received 3,120 shares of Verizon as a result of Vodafone’s special dividend funded by its sale of Verizon Wireless. LSI was purchased by Anago in an all cash transaction resulting in a gain of $281 on the Company’s holdings of LSI. In the year ended June 30, 2013 there was an exchange of the Company’s shares of SuperMedia for shares of DexMedia as a result of the merger on April 30, 2013.

 As stated in Note 1, the Company records its readily marketable debt and equity securities at fair value. These assets are valued in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

    A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value of these assets as of June 29, 2014 is as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	June 29, 2014	June 29, 2014

Equity securities	$5,373,986	$ -	$ -	$ (70,956)	$4,088,226

Mutual fund	3,605,513	-	-	83,200	100,125

Certificates of deposits	-	1,453,326	-	-	-
TOTAL	$8,979,499	$1,453,326	-	$ 12,244	$4,188,351

The fair value of these assets as of June 30, 2013 was as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	June 30, 2013	June 30, 2013

Equity securities	$5,046,557	$ -	$ -	$ 258,058	$4,157,559

Mutual fund	3,430,670	-	-	(185,056)	16,925

Certificates of deposits	-	949,815	-	-	-
TOTAL	$8,477,227	$ 949,815	-	$ 73,002	$4,174,484

The fair value of certificates of deposits is estimated using net present value techniques and comparing the values to certificates with similar terms.

4. LAND, BUILDINGS, AND EQUIPMENT

    Land, buildings, and equipment, at cost, consisted of the following:

	June 29,	June 30,
	2014	2013
Buildings	$18,504,838	$18,114,523
Leasehold and building improvements	8,069,448	7,922,989
Bowling lanes and equipment	22,230,327	22,155,815
Land	10,526,607	10,555,210
Amusement games	750,079	790,222
Bowling lanes and equipment not yet in use	164,123	585,379
	60,245,422	60,124,138
Less accumulated depreciation and amortization	39,358,295	38,144,649
	$20,887,127	$21,979,489

    Depreciation and amortization expense for buildings and equipment for fiscal years 2014 and 2013 was $1,323,276, and $1,426,175, respectively. The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project. Bowling lanes and equipment not yet in use are not depreciated.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

    The Company and its subsidiaries are obligated under long-term real estate lease agreements for two bowling centers. Certain of the Company's real estate leases provide for increases in real estate taxes.

    In June 2014, the Company amended a lease for one location for a five year and 3 month period with an option for an additional five year period such that the lease including the five year option now expires in 2024.

   At June 29, 2014, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

Year Ending
2015	$315,500
2016	318,000
2017	318,000
2018	318,000
2019	318,000
Thereafter	33,834
Total minimum lease payments	$1,621,334

    Net rent expense was as follows:

	For the Years Ended
	June 29,	June 30,
	2014	2013

Minimum rent under operating leases	$288,000	$288,000
Excess percentage rents	-	-
	$288,000	$288,000

Purchase Commitments

    The Company's purchase commitments at June 29, 2014 are for materials, supplies, services and equipment as part of the normal course of business.

6. PROFIT-SHARING AND ESOP PLAN

    The Company has two defined contribution plans. The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 29, 2014 and June 30, 2013, contributions in the amounts of $48,000 and $124,000, respectively, were charged to operating expense.

    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. The Company contributed $48,000 for fiscal year 2014. For fiscal year 2013, the Company contributed 9,500 shares of Bowl America common stock valued at $123,500, based on the market price on the date of contribution. The Company has no defined benefit plan or other post retirement plan.

7.  INCOME TAXES

     The Company is required to analyze all material positions it has taken or plans to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities. If the position taken is “more-likely-than-not” to be sustained by the taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer’s financial statements.

     The Company had no material unrecognized tax benefits at June 29, 2014 nor does it expect any significant change in that status during the next twelve months. No accrued interest or penalties on uncertain tax positions have been included on the consolidated statements of earnings and comprehensive earnings or the consolidated balance sheet. Should the Company adopt tax positions for which it would be appropriate to accrue interest and penalties, such costs would be reflected in the tax expense for the period in which such costs accrued. The Company is subject to U.S. Federal income tax and to several state jurisdictions. Returns filed for tax periods ending after June 27, 2010 are still open to examination by those relevant taxing authorities.

    The significant components of the Company's deferred tax assets and liabilities were as follows:

	June 29,	June 30,
	2014	2013
Deferred tax:
Land, buildings, and equipment	$827,197	$1,031,993
Unrealized gain on available- for-sale securities	1,596,862	1,590,479
Prepaid expenses and other	(31,138)	(29,247)
Deferred tax liabilities	$2,392,921	$2,593,225

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

	For the Years Ended
	2014	2013
Taxes computed at statutory rate	34.0%	34.0%
State income taxes, net of Federal income tax benefit	(4.6)	4.0
Dividends received exclusion	(6.6)	(1.3)
All other net	3.7	(1.2)
	26.5%	35.5%

Income tax expense from continuing operations differs from the amounts computed by applying the U.S. Federal income tax rate to income from continuing operations before tax for the following reasons:

	For the Years Ended
	2014	2013
Taxes computed at statutory rate	34.0%	34.0%
State income taxes, net of Federal income tax benefit	(4.6)	4.0
Dividends received exclusion	(6.6)	(2.8)
All other net	3.7	(2.8)
	26.5%	32.4%

8.  STOCKHOLDERS' EQUITY

    The Class A shares have one vote per share. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder. In the year ended June 30, 2013, 53,945 shares of Class B stock were converted to Class A stock.

    At June 29, 2014, and June 30, 2013, the Company had $39,093 in employee loans related to the issuance of shares. These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 2% to 3.5% and are payable over a term of three years from the date of the agreements which range from 2012 to 2014. These employee loans have been recorded as a reduction of additional paid-in capital.

9. DEFERRED COMPENSATION

    Deferred compensation payable was a total of $40,213 at June 29, 2014, and $45,236 at June 30, 2013. The current portion of these amounts is $6,125 at June 29, 2014, and $6,042 at June 30, 2013, and is included in accrued expenses.

10. DISCONTINUED OPERATIONS

      On May 30, 2013 the Company consummated the sale of Bowl America Winter Park in Orlando, Florida for $2,850,000 resulting in a gain on the sale of the land, building and equipment of $2,768,066. The location had been operating with negative cash flow. In the year ended June 30, 2013 revenues for this location were $295,611.

	June 29, 2014	June 30, 2013

Gain on sale of Bowl America Winter Park	$-	$2,768,066
Loss on Bowl America Winter Park operations	(4,268)	(74,398)
Discontinued operations income (loss) before taxes	(4,268)	2,693,668

Net income tax (benefit) and taxes	(1,494)	1,024,219
(Loss) gain from discontinued operations, net of tax	$(2,774)	$1,669,449

805 King Farm Boulevard
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bowl America Incorporated

Alexandria, Virginia

We have audited the accompanying Consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries as of June 29, 2014 and June 30, 2013, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders' Equity and Cash Flows for the years then ended. Bowl America Incorporated and Subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowl America Incorporated and Subsidiaries as of June 29, 2014 and June 30, 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Aronson, LLC

Aronson, LLC

Rockville, Maryland

September 25, 2014

Metropolitan Washington	Lanes
Bowl America Bull Run	32
Bowl America Burke	34
Bowl America Chantilly	40
Bowl America Dranesville	48
Bowl America Fairfax	40
Bowl America Falls Church	48
Bowl America Gaithersburg	48
Bowl America Manassas	44
Bowl America Shirley	40
Bowl America Woodbridge	40

Metropolitan Baltimore	Lanes
Bowl America Glen Burnie	48

Richmond	Lanes
Bowl America Eastern Richmond	36
Bowl America Midlothian	52
Bowl America Short Pump	40
Bowl America Southwest	40

Jacksonville	Lanes
Bowl America Mandarin	32
Bowl America Orange Park	32
Bowl America Southside	32

directors

Arthur H. Bill

Retired Attorney

Warren T. Braham

Retired Attorney

Cheryl A. Dragoo

Controller, Senior Vice President &

Chief Financial Officer

Bowl America Inc.

Merle Fabian

Retired Librarian

Leslie H. Goldberg

President &

Chief Executive Officer

Bowl America Inc.

Nancy E. Hull

Owner

Simplified Bookkeeping, LTD

Ruth E. Macklin

Retired Educator

Allan L. Sher

Retired Senior Executive of

Securities Brokerage Industry

officers

Leslie H. Goldberg

President & Chief Executive Officer

Ruth E. Macklin

Senior Vice President, Secretary & Treasurer

Cheryl A. Dragoo

Senior Vice President, Assistant Treasurer

& Chief Financial Officer

Albert B. Young

Assistant Secretary & Assistant Controller

directory

Transfer Agent and Registrar

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Auditors

Aronson LLC

Corporate Offices

6446 Edsall Road

Alexandria, VA 22312

703/941-6300

Mailing Address

Post Office Box 1288

Springfield, VA 22151

Counsel

Foley & Lardner LLP

Symbol

NYSE MKT

BWL A

Web site

www.bowlamericainc.com